As filed with the SEC on November 20, 2002

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National Health & Safety Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Class of Securities)

636327108
(CUSIP Number)

Lucinda Kay Nix Trust	With a copy to:
Rodney Matthews, Agent	Lee Polson
PO Box 3003	Strasburger & Price, L.L.P.
Ruidoso, New Mexico, 88355	600 Congress Ave., Ste. 2600
505-258-4361	Austin, Texas 78701
(512) 499-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2002
(Date of Event which Requires Filing of this Statement)

------------------------------------------------------------------------------------------------------
(1)        Names of Reporting Persons:
            Lucinda Kay Nix Trust
------------------------------------------------------------------------------------------------------
(2)        Check the appropriate box if a member of a group:
            (a)  [   ]
            (b)  [X]
------------------------------------------------------------------------------------------------------
(3)        SEC Use Only

------------------------------------------------------------------------------------------------------
(4)        Source of Funds:
            PF
------------------------------------------------------------------------------------------------------
(5)        Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).  [  ]
------------------------------------------------------------------------------------------------------
(6)        Citizenship or place of organization:
            Texas
------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each person with:

(7)	Sole voting power	Lucinda Kay Nix Trust	7,393,513 Shares Common
15,277 Shares Preferred
(8)	Shared voting power	None

(9)	Sole dispositive power	Lucinda Kay Nix Trust	7,393,513 Shares Common
15,277 Shares Preferred
(10)	Shared dispositive power	None

------------------------------------------------------------------------------------------------------
(11)      Aggregate amount beneficially owned by each reporting person.
            Lucinda Kay Nix Trust7,393,513 Shares Common
            Lucinda Kay Nix Trust15,277 Shares Preferred
------------------------------------------------------------------------------------------------------
(12)      Check if the aggregate amount in row (11) excludes certain shares  [  ]
------------------------------------------------------------------------------------------------------
(13)      Percent of class represented by amount in Row (11)
            2.36% (See Item 5, Note (1), for calculation of outstanding shares.)
------------------------------------------------------------------------------------------------------
(14)      Type of reporting person:
            IN
------------------------------------------------------------------------------------------------------

The Schedule 13D previously filed on January 25, 2001, is hereby amended as follows:

Item 1       Security and Issuer

The response to Item 1 is amended by adding the following:

This report relates to the common stock, par value $0.001 per share, of National Health & Safety Corporation ("NHLT"), located at 3811 Bee Cave Road, Suite 210, Austin, Texas 78746.

On July 17, 2002, NHLT Equity Partners, L.P., a newly formed Texas limited partnership (the “Partnership”), entered into an agreement to purchase 14,702,162 shares from Lucinda Kay Nix Trust (the “Seller”) in a privately negotiated transaction for $0.02 per share ($294,043).

The Partnership agreed to deliver a promissory note for the entire purchase price as consideration for the purchase.  The sale of the shares reduces the percentage of NHLT shares held by the Seller to less than 5% of the outstanding shares of NHLT.

The sale is part of a larger sale of 44,000,000 shares of common stock to the Partnership by the Seller, Jo M. Nix and the Leah Janine Kay Nix Trust.

Item 2      Identity and Background

The response to Item 2 is correct in its entirety.

Item 3      Source and Amount of Funds or Other Consideration

The response to Item 3 is amended by adding the following:

The Partnership issued a promissory note to the Seller for the amount of the $294,043 purchase consideration for their stock.  The note bears interest at 6% per annum until maturity.  Principal and interest are to be paid on the note in three equal installments on the third, fourth and fifth anniversaries of the note.

If the price of NHLT's common stock rises to $0.10 per share for a period of 85 out of 90 trading days, including 45 consecutive trading days, an accelerated payment of $225,000 will become due on the note.  If NHLT's stock price rises to $0.20 per share for a similar period, an additional $225,000 accelerated payment will become due.

The note, together with the notes given to the other two sellers, is secured by a pledge of 44,057,025 shares of NHLT common stock.

In addition, the terms of the stock purchase agreement between the Partnership and the Seller provide for a net profits interest to be paid to the Seller if the Partnership sells the stock.  The net profits interest takes effect if the Partnership sells the stock for an amount in excess of the amount of the total principal and interest on the note.  After the Seller is paid the total principal plus interest, the Partnership will then retain the next $294,043 of excess proceeds, thereafter the Seller will receive 20% of any additional sales proceeds (net of brokerage commissions, sales expenses and transfer taxes).

Item 4      Purpose of Transaction

The response to Item 4 is amended by adding the following:

The Partnership purchased the shares to hold for investment.

Item 5       Interest in Securities of the Issuer

The response to Item 5 is deleted in its entirety and replaced with the following:

Person:	Lucinda Kay Nix Trust
No. Shares Owned:	7,393,513 Shares of Common Stock
15,277 Shares of Preferred Stock
Total Shares Converted to Common	7,424,067 Shares
Percent of Outstanding shares (1)	2.36%

Item 6       Contracts, Arrangemnets, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4.

Item 7       Exhibits

1                Stock Purchase and Profits Interest Agreement

2                Secured Promissory Note, attached as an Exhibit to the Stock Purchase and Profits
                  Interest Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUCINDA KAY NIX TRUST

Date: October 29, 2002	Rodney Matthews
By: Rodney Matthews